

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Michelle Plummer
Chief Financial Officer and Chief Operating Officer
Greene County Bancorp, Inc.
302 Main Street
Catskill, NY 12414

> **Re: Greene County Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2023**
> **File No. 000-25165**

Dear Michelle Plummer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance